UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
SCHEDULE 13E-3
(Amendment No. 7)
RULE 13E-3 TRANSACTION STATEMENT
UNDER SECTION 13(E) OF THE SECURITIES EXCHANGE ACT OF 1934

REVLON, INC.
(Name of the Issuer)
MACANDREWS & FORBES HOLDINGS INC.
RONALD O. PERELMAN
(Name of Person(s) Filing Statement)
Class A Common Stock, par value $0.01 per share
(Title of Classes of Securities)
761525609
(CUSIP Number of Classes of Securities)
BARRY F. SCHWARTZ
EXECUTIVE VICE CHAIRMAN AND CHIEF ADMINISTRATIVE OFFICER
MACANDREWS & FORBES HOLDINGS INC.
35 EAST 62ND STREET
NEW YORK, NEW YORK 10065
(212) 572-8600
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on
Behalf of the Filing Persons)
COPIES TO:
ADAM O. EMMERICH, ESQ. AND TREVOR S. NORWITZ, ESQ.
WACHTELL, LIPTON, ROSEN & KATZ
51 WEST 52ND STREET
NEW YORK, NEW YORK 10019
(212) 403-1000
This statement is filed in connection with (check the appropriate box):

a.	☐	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C, or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b.	☐	The filing of a registration statement under the Securities Act of 1934.

c.	☑	A tender offer.

d.	☐	None of the above.
Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐
Check the following box if the filing is a final amendment reporting the results of the transaction: ☐
CALCULATION OF FILING FEE

TRANSACTION VALUATION*	AMOUNT OF FILING FEE+
$288,236,279	$16,084

*	Estimated for purposes of calculating the amount of the filing fee only. The amount assumes the exchange of 48,443,072 shares of Revlon, Inc. (“Revlon”) Series A Preferred Stock, par value $0.01 per share (“Series A Preferred Stock”), for 48,443,072 shares of Revlon Class A Common Stock, par value $0.01 per share (“Class A Common Stock”). The amount is estimated based upon the product of (a) $5.95, which is the average of the high and the low price per share of the Class A Common Stock on August 7, 2009, as reported on the New York Stock Exchange and (b) 48,443,072, representing the number of shares outstanding as of July 31, 2009.

+	The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Advisory # 5 for Fiscal Year 2009, issued March 11, 2009, equals $55.80 per million dollars of the transaction value.
☑ Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
Amount previously paid: $16,084
Filing party: Revlon, Inc.
Form or registration No.: Schedule TO
Date filed: August 10, 2009

This Amendment No. 7 (“Amendment No. 7”) amends the Rule 13E-3 Transaction Statement on Schedule 13E-3 filed on behalf of MacAndrews & Forbes Holdings Inc., a Delaware corporation (“MacAndrews & Forbes”), and Ronald O. Perelman (together with MacAndrews & Forbes, the “MacAndrews & Forbes Participants”) on August 10, 2009, as amended by Amendment No. 1 to the Schedule 13E-3 filed on August 11, 2009, Amendment No. 2 to the Schedule 13E-3 filed on August 19, 2009, Amendment No. 3 to the Schedule 13E-3 filed on August 27, 2009, Amendment No. 4 to the Schedule 13E-3 filed on September 3, 2009, Amendment No. 5 to the Schedule 13E-3 filed on September 11, 2009 and Amendment No. 6 to the Schedule 13E-3 filed on September 18, 2009 (as amended from time to time, the “Schedule 13E-3”), which relates to the offer by Revlon, Inc., a Delaware corporation (together with its subsidiaries, “Revlon” or the “Issuer”), to exchange (the “Exchange Offer”) each share of Revlon’s Class A common stock, par value $0.01 per share (the “Class A Common Stock”), for one (1) share of Revlon’s newly issued Series A preferred stock, par value $0.01 per share (the “Series A Preferred Stock”), from the holders thereof (the “Holders”), upon the terms and subject to the conditions set forth in the Offer to Exchange, dated August 10, 2009, as amended and restated on August 27, 2009, September 3, 2009 and September 24, 2009 (as amended and restated, the “Third Amended and Restated Offer to Exchange”), and in the related Amended and Restated Letter of Transmittal (“Letter of Transmittal”).
Introduction
This Amendment No. 7 is filed solely to announce that the terms of the Exchange Offer have been amended as set forth herein, to extend the Expiration Date of the Exchange Offer until 11:59 p.m., New York City time, on October 7, 2009, during which time the Holders will be permitted to tender their shares of Revlon’s Class A Common Stock or, if already tendered, withdraw such shares and to supplement the Exhibit Index with additional exhibits.
Amendments to the Offer to Exchange
The Offer to Exchange dated August 10, 2009, as amended by the Amended and Restated Offer to Exchange dated August 27, 2009 and the Second Amended and Restated Offer to Exchange dated September 3, 2009, is hereby amended by the Third Amended and Restated Offer to Exchange dated September 24, 2009.
Concurrently with the filing of this Schedule 13E-3, Revlon is filing Amendment No. 7 to the Tender Offer Statement and Schedule 13E-3 Transaction Statement on Schedule TO (as amended from time to time, the “Schedule TO/Schedule 13E-3”) with the Securities and Exchange Commission with respect to the Exchange Offer. A copy of the Third Amended and Restated Offer to Exchange is attached as Exhibit (a)(1)(J) to this Schedule 13E-3 and is incorporated by reference to Exhibit (a)(1)(J) of Revlon, Inc.’s Schedule TO/Schedule 13E-3 filed on September 24, 2009.
This Schedule 13E-3 is intended to satisfy the requirements of a Schedule 13E-3 Transaction Statement of the MacAndrews & Forbes Participants. The information set forth in the Third Amended and Restated Offer to Exchange, and the related Letter of Transmittal, is hereby incorporated by reference in answer to all items in this Schedule 13E-3, and is supplemented by the information specifically provided herein, except as otherwise set forth below.
Item 1. Summary Term Sheet.
The information set forth in the section of the Third Amended and Restated Offer to Exchange titled “Summary Term Sheet” is incorporated herein by reference.
Item 2. Subject Company Information.
(a) The issuer of the securities subject to the Exchange Offer is Revlon, Inc., a Delaware corporation. The Issuer’s executive offices are located at 237 Park Avenue, New York, New York 10017. The Issuer’s telephone number is (212) 527-4000.
(b) The subject security is the Issuer’s Class A Common Stock. As of July 31, 2009, 48,443,072 shares of Class A Common Stock were issued and outstanding.
(c) The information concerning the principal market in which the shares of Class A Common Stock are traded and certain high and low sales prices for the shares of Class A Common Stock in the principal market in which the shares of Class A Common Stock are traded is set forth in the section of the Third Amended and Restated Offer to Exchange titled “Markets and Market Price,” which is incorporated herein by reference.
(d) The information set forth in the section of the Third Amended and Restated Offer to Exchange titled “Markets and Market Price” is incorporated herein by reference.
(e) None.

(f) The information set forth in the section of the Third Amended and Restated Offer to Exchange titled “Transactions in Revlon Common Stock—MacAndrews & Forbes and Affiliates” is incorporated herein by reference.
Item 3. Identity and Background of Filing Person.
(a),(b),(c) MacAndrews & Forbes’ address is 35 East 62nd Street, New York, New York 10065 and its telephone number is (212) 572-8600. The information set forth in “Information About MacAndrews & Forbes” in Annex D of the Third Amended and Restated Offer to Exchange is incorporated herein by reference.
Item 4. Terms of the Transaction.
(a) The information set forth in the sections of the Third Amended and Restated Offer to Exchange titled “Summary Term Sheet,” “Certain Questions and Answers About the Exchange Offer,” “Terms of the Exchange Offer,” “Special Factors,” “Material United States Federal Income Tax Considerations,” “Selected Historical Financial and Operating Data,” “Anticipated Accounting Treatment,” “Description of Series A Preferred Stock,” “Material Differences Between Class A Common Stock and Series A Preferred Stock,” “The Contribution and Stockholder Agreement” and “Senior Subordinated Term Loan Agreement” is incorporated herein by reference.
(c) The information set forth in the sections of the Third Amended and Restated Offer to Exchange titled “Summary Term Sheet,” “Certain Questions and Answers About the Exchange Offer” and “Special Factors” is incorporated herein by reference.
(d) The information set forth in the sections of the Third Amended and Restated Offer to Exchange titled “Summary Term Sheet” and “Appraisal Rights” is incorporated herein by reference.
(e) None.
(f) Not applicable.
Item 5. Past Contacts, Transactions, Negotiations and Agreements.
(a),(b),(c) The information set forth in the sections of the Third Amended and Restated Offer to Exchange titled “Special Factors—Background of the Transactions,” “Interests of Certain Persons in the Transactions” and “Past Contacts, Transactions, Negotiations and Agreements” is incorporated herein by reference.
(e) The information set forth in the sections of the Third Amended and Restated Offer to Exchange titled “Past Contacts, Transactions, Negotiations and Agreements,” “Interests of Certain Persons in the Transactions,” “The Contribution and Stockholder Agreement” and “Senior Subordinated Term Loan Amendment” is incorporated herein by reference.
Item 6. Purposes of the Transaction and Plans or Proposals.
(b) The information set forth in the section of the Third Amended and Restated Offer to Exchange titled “Summary Term Sheet—Use of Proceeds” is incorporated herein by reference.
(c)(1-8) The information set forth in the sections of the Third Amended and Restated Offer to Exchange titled “Special Factors—Certain Effects of the Exchange Offer” and “Terms of the Exchange Offer—Future Purchases” is incorporated herein by reference.
Item 7. Purposes, Alternatives, Reasons and Effects.
(a) The information set forth in the sections of the Third Amended and Restated Offer to Exchange titled “Summary Term Sheet—Purpose of the Exchange Offer,” “Special Factors—Reasons for the Revisions to the Exchange Offer” and “Special Factors—Purpose of and Reasons for the Exchange Offer” is incorporated herein by reference.
(b) The information set forth in the section of the Third Amended and Restated Offer to Exchange titled “Special Factors—Alternatives to the Exchange Offer” is incorporated herein by reference.
(c) The information set forth in the sections of the Third Amended and Restated Offer to Exchange titled “Special Factors—Purpose of and Reasons for the Exchange Offer,” “Special Factors—Reasons for the Revisions to the Exchange Offer” and “Special Factors—Reasons for the Board’s Position as to the Exchange Offer; Factors Considered” is incorporated herein by reference.

(d) The information set forth in the sections of the Third Amended and Restated Offer to Exchange titled “Summary Term Sheet—Effect on Ownership Structure of Revlon,” “Summary Term Sheet—Interest of the MacAndrews & Forbes Participants with Respect to the Exchange Offer,” “Interests of Certain Persons in the Transactions—Interests of the MacAndrews & Forbes Participants in the Exchange Offer,” “Special Factors—Certain Effects of the Exchange Offer” and “Material United States Federal Income Tax Considerations” is incorporated herein by reference.
Item 8. Fairness of the Transaction.
(a) The information set forth in the sections of the Third Amended and Restated Offer to Exchange titled “Summary Term Sheet—No Board Recommendation,” “Summary Term Sheet—Position of the MacAndrews & Forbes Participants as to the Fairness of the Exchange Offer,” “Special Factors—Position of Revlon as to the Fairness of the Exchange Offer,” “Special Factors—Position of the MacAndrews & Forbes Participants as to the Fairness of the Exchange Offer” and “Special Factors—Preliminary Draft Report of Special Committee’s Financial Advisor” is incorporated herein by reference.
(b) The information set forth in the section of the Third Amended and Restated Offer to Exchange titled “Special Factors” is incorporated herein by reference.
(c) The transaction is not structured so that the acceptance of the Exchange Offer by at least a majority of the unaffiliated security holders is a condition to closing. The information set forth in the sections of the Third Amended and Restated Offer to Exchange titled “Summary Term Sheet—Conditions to the Exchange Offer” and “Terms of the Exchange Offer—Conditions to the Exchange Offer” is incorporated herein by reference.
(d) The information set forth in the sections of the Amended and Restated Offer to Exchange titled “Special Factors—Background of the Transactions,” “Special Factors—Reasons for the Board’s Position as to the Exchange Offer; Factors Considered,” “Special Factors—Position of Revlon as to the Fairness of the Exchange Offer,” “Special Factors—Position of the MacAndrews & Forbes Participants as to the Fairness of the Exchange Offer” and “Special Factors—Preliminary Draft Report of Special Committee’s Financial Advisor” is incorporated herein by reference.
(e) The information set forth in the sections of the Third Amended and Restated Offer to Exchange titled “Special Factors—Background of the Transactions” and “Special Factors—Reasons for the Board’s Position as to the Exchange Offer; Factors Considered” is incorporated herein by reference.
(f) None.
Item 9. Reports, Opinions, Appraisals and Negotiations.
(a),(b) The presentations attached to this Schedule 13E-3 as Exhibits (c)(1) and (c)(2), and incorporated by reference to Exhibits (c)(1) and (c)(2), respectively, of Revlon, Inc.’s Schedule TO/Schedule 13E-3 filed on August 10, 2009 and the information set forth in the section of the Third Amended and Restated Offer to Exchange titled “Special Factors—Preliminary Draft Report of Special Committee’s Financial Advisor” and “Special Factors—Report of MacAndrews & Forbes’ Financial Advisor” are incorporated herein by reference.
(c) The information set forth in the section of the Third Amended and Restated Offer to Exchange titled “Where Stockholders Can Find More Information” is incorporated herein by reference.
Item 10. Source and Amounts of Funds or Other Consideration.
(a) The information set forth in the sections of the Third Amended and Restated Offer to Exchange titled “Summary Term Sheet—Financing” and “Terms of the Exchange Offer—Source of Funds” is incorporated herein by reference.
(b) Not applicable.
(c) The information set forth in the sections of the Third Amended and Restated Offer to Exchange titled “Summary Term Sheet—Fees and Expenses” and “Terms of the Exchange Offer—Fees and Expenses” is incorporated herein by reference.
(d) Not applicable.

Item 11. Interest in Securities of the Subject Company.
(a) The information set forth in the section of the Third Amended and Restated Offer to Exchange titled “Security Ownership of Certain Beneficial Owners and Management” is incorporated herein by reference.
(b) The information set forth in the section of the Third Amended and Restated Offer to Exchange titled “Transactions in Revlon Common Stock” is incorporated herein by reference.
Item 12. The Solicitation or Recommendation.
(d) The information set forth in the sections of the Third Amended and Restated Offer to Exchange titled “Summary Term Sheet—No Board Recommendation” and “Summary Term Sheet—Interest of the MacAndrews & Forbes Participants with Respect to the Exchange Offer,” the last paragraph of the section of the Amended and Restated Offer to Exchange titled “Special Factors—Reasons for the Board’s Position as to the Exchange Offer; Factors Considered” and the penultimate paragraph of “Interests of Certain Persons in the Transactions—Interests of the MacAndrews & Forbes Participants in the Exchange Offer” is incorporated herein by reference.
(e) The information set forth in the section of the Third Amended and Restated Offer to Exchange titled “Terms of the Exchange Offer—No Recommendation” is incorporated herein by reference.
Item 13. Financial Statements.
(a),(b) The information set forth in the sections of the Third Amended and Restated Offer to Exchange titled “Selected Historical and Unaudited Pro Forma Consolidated Financial Data” and “Selected Historical Financial and Operating Data” and the financial statements and information contained in the reports set forth in the section of the Amended and Restated Offer to Exchange titled “Documents Incorporated by Reference” are incorporated herein by reference. A copy of any or all of the documents containing such information and financial statements may be inspected, and copies thereof obtained, upon written or oral request. Requests should be directed to the Issuer’s Secretary, at Revlon, Inc., 237 Park Avenue, 14th Floor, New York, New York 10017, attention: Michael T. Sheehan (or via email to michael.sheehan@revlon.com).
Item 14. Persons/Assets, Retained, Employed, Compensated or Used.
(a) None.
(b) The information set forth in the sections of the Third Amended and Restated Offer to Exchange titled “Special Factors—Background of the Transactions” and “Interests of Certain Persons in the Transactions” is incorporated herein by reference.
Item 15. Additional Information
(b) Based on preliminary information from the Exchange Agent, as of 5:00 p.m., New York City time, on Thursday, September 10, 2009, a total of 8,436,516 shares of Revlon Class A Common Stock were tendered pursuant to the Exchange Offer (including shares tendered pursuant to guaranteed delivery procedures).
On September 11, 2009, Revlon issued a press release announcing that it has extended the expiration date of the Exchange Offer. The deadline for tendering shares of Revlon Class A Common Stock in exchange for shares of Revlon Series A Preferred Stock has been extended from 5:00 p.m., New York City time, on September 10, 2009 to 5:00 p.m., New York City time, on September 17, 2009, unless further extended.
Procedures for tendering shares during this extension of the Exchange Offer shall be the same as during the Exchange Offer, including the guaranteed delivery procedures.
The full text of the press release is attached as Exhibit (a)(5)(J) to this Schedule 13E-3 and is incorporated by reference to Exhibit (a)(5)(J) of Revlon’s Schedule TO/Schedule 13E-3 filed on September 11, 2009.
Based on preliminary information from the Exchange Agent, as of 5:00 p.m., New York City time, on Thursday, September 17, 2009, a total of 8,583,248 shares of Revlon Class A Common Stock were tendered pursuant to the Exchange Offer (including shares tendered pursuant to guaranteed delivery procedures).
On September 18, 2009, Revlon issued a press release announcing that it has extended the expiration date of the Exchange Offer. The deadline for tendering shares of Revlon Class A Common Stock in exchange for shares of Revlon Series A Preferred Stock has been extended from 5:00 p.m., New York City time, on September 17, 2009 to 5:00 p.m., New York City time, on September 24, 2009, unless further extended.
Procedures for tendering shares during this extension of the Exchange Offer shall be the same as during the Exchange Offer, including the guaranteed delivery procedures.
The full text of the press release is attached as Exhibit (a)(5)(K) to this Schedule 13E-3 and is incorporated by reference to Exhibit (a)(5)(K) of Revlon’s Schedule TO/Schedule 13E-3 filed on September 18, 2009.
Revlon has been advised that to date approximately 8,577,754 shares of Revlon Class A Common Stock had been tendered in the Exchange Offer.
On September 24, 2009, Revlon issued a press release announcing that it has extended the expiration date of the Exchange Offer. The deadline for tendering shares of Revlon Class A Common Stock in exchange for shares of Revlon Series A Preferred Stock has been extended from 5:00 p.m., New York City time, on September 24, 2009 to 11:59 p.m., New York City time, on October 7, 2009, unless further extended.
Procedures for tendering shares during this extension of the Exchange Offer shall be the same as during the Exchange Offer, including the guaranteed delivery procedures.
The full text of the press release is attached as Exhibit (a)(5)(L) to this Schedule 13E-3 and is incorporated by reference to Exhibit (a)(5)(L) of Revlon’s Schedule TO/Schedule 13E-3 filed on September 24, 2009.

Item 16. Exhibits.
The Exhibit Index attached hereto is incorporated by reference. For the avoidance of doubt, each of Exhibit (d)(1) and Exhibit (d)(3) is hereby deleted in its entirety.

SIGNATURE
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

MACANDREWS & FORBES HOLDINGS INC.

	By:	/s/ Barry F. Schwartz
	Name:	Barry F. Schwartz

	Title:	Executive Vice Chairman
Date: September 24, 2009

	By:	/s/ Ronald O. Perelman

	Name:	Ronald O. Perelman
Date: September 24, 2009

EXHIBIT INDEX

Exhibit No.	Description
(a)(1)(A)	Offer to Exchange, dated August 10, 2009 (incorporated by reference to Exhibit (a)(1)(A) of Revlon, Inc.’s Schedule TO/Schedule 13E-3 filed on August 10, 2009).

(a)(1)(B)	Letter of Transmittal, dated August 10, 2009 (incorporated by reference to Exhibit (a)(1)(B) of Revlon, Inc.’s Schedule TO/Schedule 13E-3 filed on August 10, 2009).

(a)(1)(C)	Notice of Guaranteed Delivery, dated August 10, 2009 (incorporated by reference to Exhibit (a)(1)(C) of Revlon, Inc.’s Schedule TO/Schedule 13E-3 filed on August 10, 2009).

(a)(1)(D)	Letter to Clients, dated August 10, 2009 (incorporated by reference to Exhibit (a)(1)(D) of Revlon, Inc.’s Schedule TO/Schedule 13E-3 filed on August 10, 2009).

(a)(1)(E)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated August 10, 2009 (incorporated by reference to Exhibit (a)(1)(E) of Revlon, Inc.’s Schedule TO/Schedule 13E-3 filed on August 10, 2009).

(a)(1)(F)	Letter to 401(k) Plan Participants, dated August 10, 2009 (incorporated by reference to Exhibit (a)(1)(F) of Revlon, Inc.’s Schedule TO/Schedule 13E-3 filed on August 10, 2009).

(a)(1)(G)	Amended and Restated Offer to Exchange, dated August 27, 2009 (incorporated by reference to Exhibit (a)(1)(J) of Revlon, Inc.’s Schedule TO/Schedule 13E-3 filed on August 27, 2009).

(a)(1)(H)	Second Amended and Restated Offer to Exchange, dated September 3, 2009 (incorporated by reference to Exhibit (a)(1)(H) of Revlon, Inc.’s Schedule TO/Schedule 13E-3 filed on September 3, 2009).

(a)(1)(I)	Letter to Stockholders of Revlon from Alan T. Ennis, dated September 3, 2009 (incorporated by reference to Exhibit (a)(1)(I) of Revlon, Inc.’s Schedule TO/Schedule 13E-3 filed on September 3, 2009).

(a)(1)(J)	Third Amended and Restated Offer to Exchange, dated September 24, 2009 (incorporated by reference to Exhibit (a)(1)(J) of Revlon, Inc.’s Schedule TO/Schedule 13E-3 filed on September 24, 2009).

(a)(1)(K)	Amended and Restated Letter of Transmittal, dated September 24, 2009 (incorporated by reference to Exhibit (a)(1)(K) of Revlon, Inc.’s Schedule TO/Schedule 13E-3 filed on September 24, 2009).

(a)(1)(L)	Amended and Restated Notice of Guaranteed Delivery, dated September 24, 2009 (incorporated by reference to Exhibit (a)(1)(L) of Revlon, Inc.’s Schedule TO/Schedule 13E-3 filed on September 24, 2009).

(a)(1)(M)	Amended and Restated Letter to Clients, dated September 24, 2009 (incorporated by reference to Exhibit (a)(1)(M) of Revlon, Inc.’s Schedule TO/Schedule 13E-3 filed on September 24, 2009).

(a)(1)(N)	Amended and Restated Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated September 24, 2009 (incorporated by reference to Exhibit (a)(1)(N) of Revlon, Inc.’s Schedule TO/Schedule 13E-3 filed on September 24, 2009).

(a)(1)(O)	Amended and Restated Letter to 401(k) Plan Participants, dated September 24, 2009 (incorporated by reference to Exhibit (a)(1)(O) of Revlon, Inc.’s Schedule TO/Schedule 13-3 filed on September 24, 2009).

(a)(1)(P)	Letter to Stockholders of Revlon from Alan T. Ennis, dated September 24, 2009 (incorporated by reference to Exhibit (a)(1)(P) of Revlon, Inc.’s Schedule TO/Schedule 13E-3 filed on September 24, 2009).

Exhibit No.	Description
(a)(5)(A)	Press Release of Revlon, Inc., dated August 10, 2009 (incorporated by reference to Exhibit (a)(5)(A) of Revlon, Inc.’s Schedule TO/Schedule 13E-3 filed on August 10, 2009).

(a)(5)(B)	Mercier v. Perelman, et al., C.A. No. 4532-CC, Delaware Chancery Court (filed April 24, 2009) (incorporated by reference to Exhibit (a)(5)(B) of Revlon, Inc.’s Schedule TO/Schedule 13E-3 filed on August 10, 2009).

(a)(5)(C)	Jurkowitz v. Perelman, et al., C.A. No. 4557-CC, Delaware Chancery Court (filed May 1, 2009) (incorporated by reference to Exhibit (a)(5)(C) of Revlon, Inc.’s Schedule TO/Schedule 13E-3 filed on August 10, 2009).

(a)(5)(D)	Lefkowitz v. Revlon, et al., C.A. No. 4563-CC, Delaware Chancery Court (filed May 5, 2009) (incorporated by reference to Exhibit (a)(5)(D) of Revlon, Inc.’s Schedule TO/Schedule 13E-3 filed on August 10, 2009).

(a)(5)(E)	Heiser v. Revlon, et al., C.A. No. 4578-CC, Delaware Chancery Court (filed May 12, 2009) (incorporated by reference to Exhibit (a)(5)(E) of Revlon, Inc.’s Schedule TO/Schedule 13E-3 filed on August 10, 2009).

(a)(5)(F)	Sullivan v. Perelman, et al., No. 650257/2009, Supreme Court of the State of New York (filed May 4, 2009) (incorporated by reference to Exhibit (a)(5)(F) of Revlon, Inc.’s Schedule TO/Schedule 13E-3 filed on August 10, 2009).

(a)(5)(G)	Revlon News Memorandum, dated August 10, 2009 (incorporated by reference to Exhibit (a)(5)(G) of Revlon, Inc.’s Schedule TO/Schedule 13E-3 filed on August 10, 2009).

(a)(5)(H)	Q&A for Employees, dated August 10, 2009 (incorporated by reference to Exhibit (a)(5)(H) of Revlon, Inc.’s Schedule TO/Schedule 13E-3 filed on August 11, 2009).

(a)(5)(I)	Summary of Key Terms for Use by Investment Professionals (incorporated by reference to Exhibit (a)(5)(I) of Revlon, Inc.’s Schedule TO/Schedule 13E-3 filed on August 19, 2009).

(a)(5)(J)	Press Release of Revlon, Inc., dated September 11, 2009 (incorporated by reference to Exhibit (a)(5)(J) of Revlon, Inc.’s Schedule TO/Schedule 13E-3 filed on September 11, 2009).

(a)(5)(K)	Press Release of Revlon, Inc., dated September 18, 2009 (incorporated by reference to Exhibit (a)(5)(K) of Revlon, Inc.’s Schedule TO/Schedule 13E-3 filed on September 18, 2009).

(a)(5)(L)	Press Release of Revlon, Inc., dated September 24, 2009 (incorporated by reference to Exhibit (a)(5)(L) of Revlon, Inc.’s Schedule TO/Schedule 13E-3 filed on September 24, 2009).

(b)	Not applicable.

(c)(1)	Draft Presentation of Barclays Capital Inc., dated May 18, 2009 (incorporated by reference to Exhibit (c)(1) of Revlon, Inc.’s Schedule TO/Schedule 13E-3 filed on August 10, 2009).

(c)(2)	Presentation of Gleacher Partners, LLC, dated July 2009 (incorporated by reference to Exhibit (c)(2) of Revlon, Inc.’s Schedule TO/Schedule 13E-3 filed on August 10, 2009).

(d)(2)	Contribution and Stockholder Agreement, dated August 9, 2009, by and between Revlon, Inc. and MacAndrews & Forbes Holdings Inc. (incorporated by reference to Annex B-1 to Exhibit (a)(1)(J) of Revlon, Inc.’s Schedule TO/Schedule 13E-3 filed on September 3, 2009).

Exhibit No.	Description
(d)(4)	Form of Certificate of Amendment to the Restated Certificate of Incorporation of Revlon, Inc. (incorporated by reference to Exhibit (d)(4) of Revlon, Inc.’s Schedule TO/Schedule 13E-3 filed on August 10, 2009).

(d)(5)	Form of Certificate of Amendment to the Restated Certificate of Incorporation of Revlon, Inc. (incorporated by reference to Exhibit (d)(5) of Revlon, Inc.’s Schedule TO/Schedule 13E-3 filed on August 10, 2009).

(d)(6)	Amendment No. 1 to the Contribution and Stockholder Agreement, dated September 23, 2009, by and between Revlon, Inc. and MacAndrews & Forbes Holdings Inc. (incorporated by reference to Annex B-2 to Exhibit (a)(1)(J) of Revlon, Inc.’s Schedule TO/Schedule 13E-3 filed on September 24, 2009).

(d)(7)	Amended and Restated Amendment No. 2 to the Senior Subordinated Term Loan Agreement, dated September 23, 2009, by and between Revlon Consumer Products Corporation and MacAndrews & Forbes Holdings Inc. (incorporated by reference to Annex C of Exhibit (a)(1)(J) of Revlon, Inc.’s Schedule TO/Schedule 13E-3 filed on September 24, 2009).

(d)(8)	Form of Certificate of Designation of Series A Preferred Stock of Revlon, Inc. (incorporated by reference to Annex A to Exhibit (a)(1)(J) of Revlon, Inc.’s Schedule TO/Schedule 13E-3 filed on September 24, 2009).

(f)	Section 262 of the General Corporation Law of the State of Delaware (incorporated by reference to Annex E to Exhibit (a)(1)(J) of Revlon, Inc.’s Schedule TO/Schedule 13E-3 filed on September 24, 2009).

(g)	Not applicable.

(h)	Not applicable.